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Luke Babson · 3rd

PDX FC Co-Founder & Head Coach

Portland, Oregon · 500+ connections · **Contact info**

 **Colorado State Unive Pueblo**

Experience



Boys & Girls U11-U12 Coordinator
Washington Timbers Football Club · Full-time
Mar 2019 – Present · 1 yr 7 mos
Vancouver, WA



Head Coach
PDX FC
Mar 2017 – Present · 3 yrs 7 mos
Portland, Oregon Area

NPSL (National Premier Soccer League), USA 4th Division. Led team to 5-4-1 record in inaugural 2017 season.

Head Coach
Eastside Timbers
Aug 2013 – Jan 2019 · 5 yrs 6 mos
Gresham, OR

Head Coach for the U19 boys



2017 OYSA - Boys Competitive Coach of...

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Western Oregon University
Mar 2011 – Dec 2018 · 7 yrs 10 mos
Monmouth, OR

Assist with all aspects of leading the NCAA D2 so

Duties include: Planning and implementation of tr
editing, fund raising, travel, budget management,

Olympic Development Program Head Coac
Portland Thorns FC
Aug 2014 – Aug 2018 · 4 yrs 1 mo
Portland, OR

Head Coach for the 2003 Oregon girls. 8 wins, 0 l
region IV player pool for US Soccer.

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Education

 **Colorado State University-Pueblo**
Bachelor of Science (B.S.), Sociology
2005 – 2007
Activities and Societies: NCAA D2 Soccer Player

 **Clark College**
2003 – 2005
Activities and Societies: Soccer

Licenses & Certifications

 **First Aid/CPR/AED Certification**
American Red Cross

 **National C License**
United States Soccer Federation











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Skills & Endorsements

Sports · 19



Endorsed by **Douglas W. Palmer and 4 others who are highly skilled at this**

Sports Management · 18



Endorsed by **Douglas W. Palmer and 2 others who are h**

Athletics · 15

Endorsed by **Mike Johnson and 2 others who are highly**

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Accomplishments

1 Honor & Award

Oregon Youth Soccer Association - Boys Competitive

Interests



Colorado State University-Pueblo
19,266 followers



Portland Timbers
7,591 followers



Clark College
26,743 followers



United Soccer Coaches
26,341 followers



Claudio Reyna Foundation
799 followers



U.S. Soccer Federation

    